06013804

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiningbank Energy Income Fund

*CURRENT ADDRESS 1310, 111-5th Ave. S.W.
Calgary, Alberta T2P 3Y6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

FILE NO. 82- 34977 FISCAL YEAR 12/31/04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 5/30/06



SHN.UN

41%

five-year compound annual rate of return

SHININGBANK ENERGY INCOME FUND



FINANCIAL ($ thousands except per Trust Unit amounts)

		2003	% change
		restated (note 3)	
...and natural gas sales	$ 307,514	$ 247,207	24
...t earnings before income tax	52,607	51,232	3
...ture income tax recovery	(86,199)	(12,722)	578
...t earnings after income tax	138,806	63,954	117
...sh flow before change in non-cash working capital	174,878	136,038	29
...stributions to unitholders	146,360	122,287	20
...stributions per Trust Unit	2.76	2.85	(3)
...ng-term debt	182,147	121,691	50
...itholders' equity	515,944	364,215	42

OPERATIONS

...aily Production			
...	2,381	2,023	18
...atural gas (mmcf/d)	86.6	74.9	16
...atural gas liquids (bbl/d)	3,125	2,252	39
...equivalent (boe/d)	19,933	16,749	19



ANNUAL CASH DISTRIBUTIONS
($ per unit)
2.76
98
99
00
01
02
03
04



TOTAL RETURN BREAKDOWN
Change in unit price
Distributions per unit
$10.00
$7.50
$5.00
$2.50
$0.00
-$2.50
86%
42%
30%
24%
26%
23%
98
99
00
01
02
03
04



PRICE PER TRUST UNIT
December 31 ($ per unit)
$25.00
$20.00
$15.00
$10.00
$5.00
21.49
97
98
99
00
01
02
03
04

...Compound Annual



David M. Fitzpatrick
Director, President and Chief Executive Officer

Dave is a geological engineer who brings considerable technical expertise to the role of President and Chief Executive Officer. This skill is combined with over 20 years industry experience, much of it in senior management with some of the country's largest public companies. Dave recently served on the Board of Governors of the Canadian Association of Petroleum Producers.

Terry P. Prokopy
Vice President, Land

Terry has over 30 years of top-level land experience working for both major and junior companies in Western Canada. Terry plays a key role in identifying and evaluating acquisition targets for the Fund, and he also manages its undeveloped land base.

Gregory D. Moore
Vice President, Operations

As a petroleum engineer, Greg has over 30 years experience working with senior and junior companies in both Canada and Australia. With responsibility for all field operations – from drilling to reservoir management – he has a broad base of technical expertise encompassing production optimization and reservoir performance.

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

With over 25 years industry experience, Bruce has been the senior financial executive in several gas-weighted public companies. His extensive expertise includes hands-on oil and gas financial management, commodity marketing and public equity market issues.

We meet regularly with unitholders in cities across the country and talk with them daily on the phone. Here, we address some of the most commonly asked questions about the Fund and its future.

Message from Management

SHININGBANK'S PERFORMANCE

Issue: Shiningbank has delivered a 29% compound annual rate of return for the past eight years, making it a top performer among the first wave of trusts created in the mid-1990s. In 2004 alone, unitholders received a 30% total return. How do you account for that performance?



Response: When Shiningbank was created in mid-1996 we identified four cornerstones for building a long-life Trust. The first was to **focus on natural gas** due to the strong market outlook. Over the past eight years we have averaged 20% annual growth in our gas volumes and we exited 2004 at over 90 mmcf/d. To give an idea of magnitude, that amount of gas would heat about 125,000 homes on a winter day. Our second cornerstone was to only acquire **quality properties** with long-life reserves, relatively stable production and upside potential through low risk development activities.

That brings us to a third cornerstone – the prudent use of debt and equity to ensure **balance sheet strength.** Our debt to cash flow ratio is now about one times estimated 2005 cash flow, which gives us a good deal of flexibility to execute new acquisitions if the right one comes along. Our fourth cornerstone is a **credible and experienced management team.** The same team has been in place since the Fund was formed and we continue to follow the same four cornerstones. Industry trends come and go, but we are built for the long term.

Issue: In 2004, production increased 19% to average 19,933 boe/d, with natural gas averaging 86.6 mmcf/d for the year. How was that accomplished?

Response: Our major growth occurred in March when we acquired the shares of Birchill Resources Limited. The transaction increased production by 18%, of which 59% was NGL-rich natural gas. Most of that production is concentrated in our operational core in west-central Alberta, with the prize property being Ferrier located adjacent to our longer-term holdings in the area.

The transaction included a large inventory of undeveloped land in the Ferrier area and we immediately increased our development drilling program with the primary goal of arresting the naturally-occurring declines on our entire asset base. With all of the wells being low risk, our success rate at Ferrier was 100%, 96% over all areas. By December our development drilling had not only replaced natural declines, but increased production to an average 20,695 boe/d, with natural gas exceeding 90 mmcf/d.

Issue: Shiningbank uses the word 'quality' to describe its asset base. What does that involve?

Response: The fundamental principle of any profitable business is to maximize revenue while keeping costs low; in our case, generating high netbacks (revenues less royalties, operating and transportation costs). To do that, we have built an asset base using a fundamental 'quality' equation. Our high netbacks are based on low operating costs and NGL-rich natural gas, which receives premium pricing. Our asset base is comprised of properties with relatively stable production and a long reserve life index of approximately 10 years. We like to operate our properties which ensures control of both operating costs and development. We currently operate 65% of our production. Of increasing importance is development upside on properties where we can maintain or grow production through low risk drilling. Those quality factors speak to both the profitability and the longevity of the Fund.

Issue: How important is the reserve life index (RLI) in terms of measuring sustainability?

Response: RLI is one indication of a trust's longevity which gives a snapshot of the reserve base. RLI is a measure of how many years that production can theoretically continue at current rates. There is quite a spread in the trust sector with some funds in the five-year range. Shiningbank has consistently had an RLI in the 10-year range, not an arbitrary timeframe as it gives our production base a good deal of longevity. However, we think that a longer-time frame is not necessary as valuable reserves are locked in the ground and not generating a return for unitholders.

Issue: A steady stream of traditional oil and gas companies have been converting into royalty trusts. How has this changed the outlook for the sector?



Response: With the recent run-up in oil prices, and strong gas prices, the sector is delivering some stellar investment returns. Yet there is a saying that, "a rising tide lifts all boats." When commodity prices settle back down, and we know that they are always cyclical, we expect to see trusts with assets that will not be able to sustain high returns.

The sustainability issue goes further in that, in the current high commodity price environment, we have witnessed asset sales with economics that we simply would not touch. When commodity prices decline, those properties will look quite unattractive for the price paid. In our conservative mindset, we only acquire properties where the price is attractive under a scenario of lower commodity prices. Our focus is on ensuring the Fund's longevity.

Issue: Shiningbank pays a high ratio of cash flow to unitholders in distributions; in fact, every year it has been more than 80%. Some trusts pay out as little as 50% of cash flow. What is the difference?

Response: The trusts that pay out a lower percentage of cash flow tend to use the funds to grow through the drill bit, some quite successfully. From an investor's perspective however, there is higher risk. Unitholders take on additional risks such as drilling and unpredictable production profiles from new wells.

Last year, we paid out an average 84% of our cash flow in consistent monthly distributions of $0.23 per unit. The remaining 16% was withheld to fund a portion of our development activities, all of which fit into the low risk category. Our high payout philosophy has translated into a consistent record of distributions being above the average of other oil and gas trusts. That consistency is directly related to the low risk profile of our asset base and the quality of our development programs.

Issue: Shiningbank is spending considerably more on development drilling. Will the Fund be changing its business model and placing greater emphasis on drilling to add production and reserves?

Response: In 2004, our capital spending was $56 million, up from $23 million in the previous year. That higher level of spending is not a change in strategy, but reflects the quality of the development opportunities acquired early in 2004. The most important asset we acquired through the Birchill acquisition was Ferrier, adjacent to our existing holdings.

To date our drilling results have been excellent. In 2004 we drilled 96 wells (20.3 net), with only four (0.9 net) coming up dry. Over the past three years, our drilling program has added proved plus probable reserves at an average $8.84/boe, which is very economic when you consider that our operating netback averaged $22.68/boe. We are continuing to pursue development drilling in 2005 with $50 million budgeted for capital expenditures. The main focus will be to mitigate production declines through the drilling of low risk development wells. At this level of activity, our development program is adding reserves at a lower cost than available acquisitions.

Issue: Shiningbank issues Trust Units to fund acquisitions which can dilute existing unitholders. How have unitholders fared?

Response: We are very cognizant of the need to protect unitholders from dilution when we issue new Trust Units. In fact, the value of our reserves on a per unit basis is higher than eight years ago. This increase in Shiningbank's Net Asset Value (NAV) per Trust Unit has been accomplished even though unitholders have received $19.38 in tax-advantaged cash distributions since the Fund was formed eight years ago.

We consider NAV per unit an important performance measure as it takes into account the value of reserves in the ground. A barrel of oil and an mcf of gas are worth more today than eight years ago. While our reserve volumes per unit have declined, accretive acquisitions and strong commodity prices have increased our NAV per unit over time. Today our NAV per unit, discounted at 10%, is $12.87 compared with $9.43 per unit at the inception of the Fund in 1996. That is a good indication of the accretive impact of our acquisitions along with the long-term value created for our unitholders.



SHININGBANK ANNUAL CASH DISTRIBUTIONS VERSUS INDEXED AVERAGE OF OTHER OIL AND GAS TRUSTS
($ per unit)


Shiningbank
Other Trusts
$3.75
$3.00
$2.25
$1.50
$0.75
2.76
97 98 99 00 01 02 03 04

NET ASSET VALUE (Discounted at 10%)
($ per unit)


$20.00
$16.00
$12.00
$8.00
$4.00
12.87
97 98 99 00 01 02 03 04

Issue: Natural gas prices continue to be supported by concerns about supply. Production in North America is struggling to keep up with demand even though the rig count is at a record level. What will happen in the future?

Response: The industry is looking at new sources of natural gas, but none will have a major impact for the next five years at least. Northern gas is one new source, but a pipeline to transport the gas south is not expected before 2010. Even then, analysts predict that much of that gas will be used to power Alberta's oilsands mega-projects.

Liquefied natural gas (LNG) will become an increasingly important fuel source but, again, it will be another five years at least until the US has enough LNG ports constructed to have a material impact on supply.

Coal bed methane (CBM) is another possible source; it accounts for about 10% of natural gas supply in the US and the first commercial projects are starting up in Western Canada. The drawback is that CBM wells can have very low production rates and, in many cases, large amounts of water are produced which must then be disposed of.

The economic viability of these alternate sources of gas are predicated on the long term strength of natural gas prices in North America. These high cost, long lead-time projects were not considered when gas was at $2.00/mcf. It takes higher prices to support these new initiatives and there is plenty of room in the supply and demand equation to develop these alternate sources of supply. Again, having a solid, long life reserve base is building value for our unitholders for the long term.

Issue: Hedging is very common in the industry. Shiningbank hedges very little of its production volumes. Why is that?



Response: We have a very conservative hedging strategy. We hedge to smooth out low points in the pricing cycle when we see indications of a weakening in markets, or to lock in the economics of acquisitions. In 2004, for example, we hedged about half of the Birchill production at the time that we made that acquisition.

We watch markets carefully, but like predicting the weather, gauging the magnitude of price changes is not an absolute science. We use hedging as a tool to help stabilize our distributions, but only when there are fairly clear indications that market forces will soften prices.

Issue: Competition for acquisitions continues. How will Shiningbank continue to grow?

Response: The industry has always been competitive, as is every business. Our ability to deal with competition is best seen in our track record. In eight years, we have completed a series of acquisitions which have increased production by an average 20% per year. Over that time we have replaced nearly 276% of our production with new reserves. Our acquisition costs over the past three years have averaged $11.98/boe, which compares very well against an average three-year netback of $22.68/boe. That was accomplished in a competitive environment.

The management team sources acquisition targets, many of which surface through the depth of our industry contacts. We regularly evaluate packages of properties or small gas-weighted companies and quite often, our definition of 'quality' means we do not have to go too far in the evaluation process. We may not buy often, but when we do, we are confident that the assets meet our financial criteria and have the 'quality' characteristics that fit our asset base.

Issue: What can be expected of distributions over the next year, and longer term?

Response: Shiningbank is definitely here for the long term. Every property we buy is geared to ensuring the Trust's longevity, and every activity is aimed at reducing risk for our unitholders. That has been the basis of our industry-leading performance for the past eight years, and will continue to guide our management of the Fund.

Over the next year, we are expecting our monthly distributions to remain steady as long as current commodity prices are maintained. Longer-term, that is also our goal but this far out, it is hard to determine. We know that we have quality assets to maintain our performance, and we are positioned with a commodity that will see prices cycle, but which has a strong outlook. Our distributions and returns to unitholders will reflect commodity prices, while our production base is built for the long term.

DAVID M. FITZPATRICK
President and Chief Executive Officer

March 1, 2005



Edward W. Best
Director

Ed has over 50 years experience in the industry including being President of the Oil and Gas Division and a director of BP Canada. He has been a consultant in the domestic and international petroleum industry, and a director of a number of senior and junior oil and gas companies. Ed is an inductee into the Canadian Petroleum Hall of Fame and is an Honourary Member of the Canadian Society of Petroleum Geologists.

Arne R. Nielsen
Chairman

Arne is one of the pioneers of the Canadian oil and gas industry. He has over 50 years experience in the industry including 10 years as President of Mobil Oil Canada Ltd. His contributions have been honoured in many ways including: inductee into the Canadian Petroleum Hall of Fame, an Honourary Doctorate from the University of Alberta, and he was named to the list of Albertans who had an impact on the 20th century.

Warren D. Steckley
Director

Warren combines extensive oil and gas experience with financial and investment expertise. He is currently President and Chief Operating Officer for Barnwell of Canada, Limited, an oil and gas company and wholly-owned subsidiary of Barnwell Industries Inc., a public company that trades on the American Stock Exchange. He is also a director of several private and public oil and gas companies.

D. Grant Gunderson
Director

Grant's extensive industry experience ranges from Vice-President, Economics and Planning for Canadian Superior Oil Ltd. to Manager of the heavy oil division for Mobil Oil Canada; and working with Mobil in a planning capacity in New York and Fairfax, Virginia.

The Board of Directors has the ultimate responsibility for overseeing corporate governance. Shiningbank has a small but effective Board comprised of four independent directors and the President.

Corporate Governance

Issue: Issues around corporate governance continue to be in the spotlight, with public companies coming under greater scrutiny by both regulators and the public. What is your view of corporate governance?

Response: Corporate governance covers every aspect of our financial affairs, our operations in the field and our day-to-day business dealings with people in the industry, the investment and banking communities and of course, unitholders. We are both disciplined and diligent in ensuring that the Fund is in compliance with securities' regulations, however, we believe that corporate governance extends much further. Integrity in our business dealings and transparency in our reporting are fundamental to everything we do. Only then can the interests of unitholders be adequately protected. This is the prime goal we hold in executing corporate governance.

Issue: How independent is the Board from management, and how does the Board operate?

Response: The Board of Directors has the ultimate responsibility for ensuring high standards of corporate governance. An important part of that responsibility is the independence of the Board from management.

Shiningbank's five-member Board is comprised of four independent directors, all with extensive oil and gas experience. The fifth member is the President and CEO. The Board as a whole meets regularly to review financial statements, major acquisitions, the distribution policy, the Fund's operations and its strategic direction. The independent directors also meet periodically without management present to discuss progress and strategic issues. In addition, the directors are very much hands-on and there is frequent communication with management to ensure everyone is abreast of new developments.

Issue: What Board committees are in place to review Shiningbank's results?



Response: The Board has three committees all comprised of the four independent directors. The Audit Committee reviews quarterly and year-end disclosures, meets directly with our external auditors, and then issues recommendations to the Board. The committee also monitors internal controls and the Fund's risk management activities such as hedging. If a controversial issue arises, each director, and the committee as a whole, has the option of retaining outside lawyers or accountants for a second opinion.

The Environmental, Reserve Review and Corporate Governance Committee has the important task of reviewing the year-end reserve report prior to presentation to the Board for approval. The committee's members also regularly review the Fund's environmental policies and performance, and compliance with corporate governance legislation and best practices.

The Compensation Committee provides annual recommendations to the Board concerning reasonable compensation for the executive management and directors. The committee conducts extensive independent research prior to making its recommendations.

Issue: Shiningbank is spending increasing amounts on corporate governance and regulatory compliance. What's driving this?

Response: In 2004, there was a substantial increase in reporting requirements and shorter deadlines were introduced. Extensive and costly new reporting requirements continue to come into effect for all public entities. The Ontario government has passed Bill 198, which is essentially the Canadian equivalent of the Sarbanes Oxley legislation in the United States, and the securities commissions of most provinces have adopted the same requirements. One of the most critical reforms is the mandate to document and test internal control systems for financial reporting. We have always had in-depth financial controls, however, the new requirements demand a re-assessment of those systems; in fact, it is a year-long project with ongoing maintenance requirements after that. We are part-way through the assessment which will increase our general and administrative costs by over 5% in 2005.

Issue: What measures does Shiningbank employ to ensure environmental protection, and the health and safety of its employees, contractors and the public?



Response: High standards of environmental performance, and health and safety are critical to our daily operations – and to the long-term viability of the Fund. Both require extensive policies, procedures and training, all of which are part of our ongoing operations. In addition, we evaluate all acquisition targets for environmental issues or liabilities prior to acquiring any property. Our environmental performance has received awards in past years and in 2004, we were recognized for reduced emissions with a Bronze award in the National Pollutant Release Inventory program. Our commitment to health and safety can be seen in a safety record that continues to be above the industry standard. All of these programs require constant attention and are continually being improved. Our dedication of resources to these issues is substantial and effective.



The World Oil Story

Some analysts predict that world conventional oil production has peaked, and that OPEC and non-OPEC countries are unlikely to find sufficient reserves to maintain supply.


ALBERTA OIL SANDS
Alberta's oil sands have Canada vying with Saudi Arabia as having the world's largest reserves.
WORLD'S LARGEST OIL CONSUMER
The US is the world's largest oil consumer and importer. It is also the world's third largest producer of crude oil.
NEW YORK
LIQUEFIED NATURAL GAS (LNG)
LNG is becoming a more important energy source. A fleet of 150 double-hulled tankers transport LNG around the world, with another 50 tankers under construction.
VENEZUELA

When oil prices rise, North American gas prices tend to follow. The fundamental link is that both are energy. A more direct link is found at the burner tip of an appliance, furnace or electricity generating plant.

When gas is burning it produces about one-sixth the amount of energy compared to oil, which is why the industry uses a 6:1 ratio when converting gas volumes to boe. That same ratio tends to translate to pricing.

When crude oil was selling at US$50/bbl, natural gas futures were trading in the $8.00/mcf range – roughly one-sixth the price. Local market forces such as tight supply can change the pricing relationship but, overall, high oil prices bode well for gas prices.

WORLD OIL PRODUCTION – HUBBERT'S CURVE


Non-Conventional Oil
deep sea, polar
Projected
80
Conventional Oil
(cheap oil)
20
1950
1970
1990
2010
2030
2050


LONDON
ALGERIA
LIBYA
IRAQ
IRAN
KUWAIT
QATAR
SAUDI ARABIA
U.A.E.
NIGERIA
MALAYSIA
SINGAPORE
INDONESIA
OPEC MEMBER COUNTRIES
MAJOR PRODUCERS OF LNG
MAJOR OIL TRADING CENTRES

RUSSIAN OIL

Russia is a wild card on the supply side. It rivals Saudi Arabia as the world's top producer but, with the former state-owned oil company up for sale, a shadow has been cast over its future productive capacity.

HUGE APPETITES

China and India have huge appetites for imported oil based on explosive economic growth.

OPEC COUNTRIES

OPEC's 11 member countries control 78% of the world's conventional proven oil reserves and produce about 40% of the world's crude oil and 15% of global natural gas.

TAXES

OPEC claims government taxes to be a destabilizing market force. Estimated average annual oil taxes of the G7 nations – $270 billion; OPEC's gross revenues – $170 billion (1996-2000).

Sources:
CIBC World Markets
First Energy Capital Corp.
Natural Resources Canada
OPEC
US Energy Information Administration

The North American Gas Story

Supply concerns are keeping prices high, with no major impact from alternate sources expected for at least five years.



MACKENZIE DELTA

MacKenzie Delta gas should be flowing by 2010, but much of it will be used to power Alberta's massive oil sands projects.

WORLD'S 3rd LARGEST PRODUCER

Canada is the world's third largest producer of natural gas, with more than half exported to the US.

COAL BED METHANE

About 10% of US gas supply comes from coal bed methane production. Methane, or natural gas, is naturally emitted by coal seams. Wells drilled into these seams produce the gas, although production rates can be low.

North America continues to face concerns about adequate natural gas supply. The magnitude of the issue can be seen in gas prices. In 1996, the average gas price was $1.92/mcf compared with $7.06/mcf last year.

That higher band of pricing and price volatility reflect the market fundamental that North American supply is struggling to keep up with demand. Even with rig counts at a record level last year, producers are exploring in mature basins making it difficult to find large new reserve accumulations. New sources of supply in the form of northern gas and LNG imports are not expected to have a major impact on supply for at least five years.

NORTH AMERICAN NATURAL GAS DEMAND GROWTH



40
30
20
10
Other
Power Generation
Industrial
Commercial
Residential
2006
2008
2010


SWITCHING TO NATURAL GAS
With high oil prices, some industrial users have switched to natural gas, putting greater pressure on supply.
GAS STORAGE
Canada and the US have over 400 gas storage facilities which are filled during the summer injection season in preparation for the prime heating months. Storage volumes can have a significant impact on gas prices.
Everett, Massachusetts
Cove Point, Maryland
LIQUEFIED NATURAL GAS (LNG)
LNG imports are expected to rise from the current 2% of US supply as a number of LNG terminals are proposed, supported by high gas prices.
Elba Island, Georgia
Lake Charles, Louisiana
HURRICANES
Hurricanes can disrupt supply. Last year's Hurricane Ivan destroyed offshore platforms and reduced gas supply from the US Gulf Coast.
MAJOR GAS SUPPLY AREAS
MAJOR LNG PORTS
Sources:
Canadian Association of Petroleum Producers
Natural Resources Canada
US Energy Information Administration



96% DRILLING SUCCESS RATE

We drilled 96 wells (20.3 net) in 2004 with all but four (0.9 net) being successful. Ferrier was the focus of drilling where we are targeting “tight gas” found in reservoirs with low permeability. Production declines are steep at the start, but the reserve life is long.


ALBERTA
SASKATCHEWAN
DUNVEGAN
WHITECOURT
PADDLE RIVER
ST. ANNE
FERRIER/O'CHIESE
CAROLINE
MEDICINE HAT
MAJOR PROPERTY

RESERVE REPLACEMENT

replaced 277% of our 2004 production acquisitions and development drilling.

LONG RESERVE LIFE

reserve life index is 9.8 years for proved plus probable reserves. Our proved plus probable reserve base grew 22% in 2004 to reach 70.1 mboe, 73% natural gas.

FOCUS ON NATURAL GAS

of our production is natural gas. operate 65% of our production giving us over marketing and field development.

GEOGRAPHIC CONCENTRATION

Properties are concentrated in west-central Alberta where we have a depth of knowledge of the geology and reservoir performance. Extensive infrastructure also makes it a low cost operating area.

quality of our asset base in high netbacks. Last our netbacks averaged which gives a good of our premium and the low cost of our asset base.

On the pricing side, our natural gas receives premium pricing, due to its high NGL content, while our oil production, though a small portion of production, also receives premium pricing as it is virtually all light oil.

On the cost side, our properties are predominantly in west-central Alberta providing a geographic concentration that allows us to better manage pipelines and facilities, and to optimize our low risk development drilling.

AVERAGE DAILY NATURAL GAS PRODUCTION


86.6
75
50
04

RESERVE LIFE INDEX

The reserve life index (RLI) is one measure of the longevity of the Fund. RLI refers to the number of years that we can theoretically continue to produce at the current level of production. Based on our 2005 estimated average production of 19,590 boe/d and total 2004 year-end proved plus probable reserves of 70.1 million boe, our RLI is 9.8 years which is right in our target range. Shiningbank has consistently had a fairly stable RLI near 10 years, which is a strategic timeframe selected for ensuring long-term stability for the Fund.

RESERVE REPLACEMENT

Reserve replacement is a good measure of the success of our acquisition and development drilling programs. It indicates the margin by which we added new reserves to replace our total volumes produced during the year. In 2004, we produced a total of 7.3 million boe. Reserves added replaced that amount by 277% (excluding dispositions), largely due to the Birchill acquisition early in the year. Our reserve replacement will fluctuate year over year, depending on our acquisition activity. Over the longer-term, our total reserves added since inception have replaced total production by 276%.

SUMMARY OF RESERVES

Shiningbank's oil and gas reserves were evaluated by two independent engineering firms, Paddock Lindstrom & Associates Ltd. and Sproule Associates Limited at December 31, 2004. Two engineering firms were engaged this year to more efficiently evaluate the reserves acquired from Birchill early in the year.

The Board's Reserve Committee met with both evaluators to review their procedures and findings prior to presentation to the Board, which approved both reports. The tables on the next page reflect the sum of the two reserve reports.

RESERVE REPLACEMENT


(mmboe)
Annual production
Reserve additions (excluding dispositions)
25
20
15
10
5
97 98 99 00 01 02 03 04

% of annual production replaced
143 300 181 510 354 141 283 **277**

Cumulative replacement 276%

RESERVE LIFE INDEX


(years)
12.5
10.0
7.5
5.0
2.5
9.8
97 98 99 00 01 02 03 04

RESERVES

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Reserves (Company Interest)[1]			
As at December 31, 2004 (000s)	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	Oil Equivalent (mboe)
Proved				
Developed producing	**4,791**	**173.2**	**5,980**	**39,645**
Developed non-producing	**30**	**17.0**	**424**	**3,292**
Undeveloped	**160**	**19.5**	**1,069**	**4,472**
Total proved	**4,981**	**209.7**	**7,473**	**47,409**
Probable	**2,558**	**97.9**	**3,771**	**22,643**
Total proved plus probable	**7,539**	**307.6**	**11,244**	**70,052**

[1] *Company interest reserve volumes include working interest plus royalty interests attributable to the Fund.*

Value of Reserves Using Forecast Prices and Costs[1]

	Discount Factor		
As at December 31, 2004 (000s)	0%	10%	12%
Present value of reserves			
Proved	**$ 1,015,123**	**$ 672,753**	**$ 634,333**
Probable	**464,884**	**188,585**	**166,835**
Total proved plus probable	**$ 1,480,007**	**$ 861,338**	**$ 801,168**

[1] *The present value of reserves is calculated based on price forecasts prepared by Sproule Associates Limited as at December 31, 2004.*

Reserve Reconciliation (Company Interest Reserves)[1]

	Oil and NGL (mbbl)		Natural Gas (bcf)		Oil Equivalent (mboe)	
	Proved	Proved plus probable	Proved	Proved plus probable	Proved	Proved plus probable
December 31, 2003	10,575	15,236	182.8	252.9	41,051	57,395
Acquisitions	3,325	5,333	41.0	67.3	10,162	16,564
Dispositions	(102)	(166)	(0.5)	(0.6)	(191)	(270)
Discoveries	861	1,319	18.0	26.6	3,876	5,746
Revisions	(190)	(924)	–	(7.0)	(193)	(2,087)
Production	(2,015)	(2,015)	(31.6)	(31.6)	(7,296)	(7,296)
December 31, 2004	**12,454**	**18,783**	**209.7**	**307.6**	**47,409**	**70,052**

[1] *Company interest reserve volumes include working interest plus royalty interests attributable to the Fund.*

Forecast Price Assumptions

	Crude Oil		Natural Gas	
As at December 31, 2004	West Texas Intermediate US$/bbl	Edmonton Light Crude Cdn$/bbl	AECO-C Spot Price Cdn$/mmbtu	Foreign Exchange $US/$Cdn
2005	$ 44.29	$ 51.25	$ 6.97	$ 0.84
2006	41.60	48.03	6.66	0.84
2007	37.09	42.64	6.21	0.84
2008	33.46	38.31	5.73	0.84
2009	31.84	36.36	5.37	0.84
2010-2015	+1.5%/annum	+1.5%/annum	+1.8%/annum	
Thereafter	+1.5%/annum	+1.5%/annum	+1.5%/annum	

ACQUISITION COSTS

In March 2004, we completed the second largest acquisition in our history, the corporate acquisition of Birchill Resources Limited, followed soon after by the purchase of a much smaller company, Good Ridge Explorations Ltd. Proved plus probable reserves added amounted to 16.6 million boe. Both transactions were completed in an industry climate of strong commodity prices which is continuing to drive competition and pricing for both property and corporate purchases. Our overall acquisition cost was $12.90/boe for proved plus probable reserves, the same as in 2003. The economics are well within our conservative acquisition parameters, even under much lower commodity price scenarios particularly because the majority of the assets we acquired are in high netback areas.

DEVELOPMENT COSTS

The past year was the most active ever for development drilling and we recorded excellent results along with highly cost-effective reserve additions. We invested $37.8 million for the drilling of 96 wells (20.3 net) and achieved a success rate of 96%. In the Ferrier area we recorded 100% success on the drilling of 23 wells (10.8 net). In total, our drilling programs added 5.7 million boe for a development cost of $11.79/boe ($7.50 excluding reserve revisions), which we expect to be in the first quartile for the industry.

An additional $18.5 million was spent on development activities to optimize our production facilities and as part of our ongoing efforts to reduce operating costs. The majority of the activity was in the Ferrier area, primarily for well work-overs and upgrading of production and well facilities.

COSTS PER BOE OF PROVED PLUS PROBABLE RESERVES

	2004	2003	2002 [1]	Three-year average
Acquisition costs	**$ 12.90**	$ 12.90	$ 8.69	$ 11.98
Development costs	**$ 11.79**	$ 3.47	$ n/a[3]	$ 8.84
Total acquisition and development costs[2]	**$ 12.70**	$ 10.20	$ 10.81	$ 11.43
Operating netback per boe	**$ 25.96**	$ 24.19	$ 16.31	$ 22.68
Recycle ratio (netback ÷ acquisition and development costs)	**2.0**	2.4	1.5	2.0
Reserve replacement (% of production)	**277%**	283%	141%	240%

[1] *For 2002, established reserves are quoted.*

[2] *Total acquisition and development costs include changes in estimated future development costs for that year and revisions of prior year reserves.*

[3] *2002 development costs are not meaningful due to the inclusion of negative revisions. Excluding revisions, development costs were $10.37/boe.*

RECYCLE RATIO

A recycle ratio is a good indication of how cost-effective we are in replacing reserves. For 2004 our recycle ratio was 2.0 to 1, which translates to a very economic price for adding reserves through both acquisitions and our development drilling program.

The recycle ratio is calculated by dividing the operating netback by the combined acquisition and development costs. The ratio is an industry standard for assessing the cost to add reserves as it takes into account the actual price received for production, along with actual operating costs and royalty expense.

MD&A



For the three months and years ended December 31, 2004 and 2003

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months and year ended December 31, 2004. This information is provided as of March 1, 2005. The fourth quarter and year-end results have been compared with the corresponding periods in 2003. Certain comparative figures have been restated to reflect the accounting changes described in note 3 to the consolidated financial statements. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at ***www.sedar.com****.*

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to unitholders, cash flow and netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Oil (bbl/d)	**2,502**	2,018	24	**2,381**	2,023	18
Natural gas (mmcf/d)	**90.4**	76.6	18	**86.6**	74.9	16
Natural gas liquids (bbl/d)	**3,259**	2,530	29	**3,125**	2,252	39
Oil equivalent (boe/d)	**20,833**	17,311	20	**19,933**	16,759	19
Natural gas % of production	**72%**	74%	(2)	**72%**	74%	(2)

Fourth quarter daily average production grew 20% over fourth quarter 2003, and 19% year over year. Natural gas liquids ("NGL") accounted for the majority of the volume increases as a result of the acquisition of NGL-rich properties, notably Ferrier, during the year. The volume growth in 2004 was primarily due to acquisitions, along with a successful development drilling program.

The most significant acquisitions were the first quarter 2004 purchases of Birchill Resources Limited ("Birchill") for $170.1 million and Good Ridge Explorations Ltd. ("Good Ridge") for $7.0 million. Both acquisitions closed in early March and, together, added approximately 19% to 2004 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 14% per year. Production in 2005 is expected to average between 19,500 and 20,000 boe/d.

The Fund's 2004 drilling program added approximately 2,000 boe/d to year-end production rates. Due to wet weather in the spring and summer of 2004 which restricted field access, the effect of the drilling program was not fully realized until late in the year and will carry over to 2005. Production from these new wells will initially decline faster than the Fund's average. The impact is expected to be a slight increase in the average decline rate in 2005, as well as a marginal reduction in the Fund's reserve life index until the wells have stabilized at a level of long-term deliverability.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices – After Hedging

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Average Prices						
Oil ($/bbl)	**$ 42.61**	$ 33.62	27	**$ 43.14**	$ 37.95	14
Natural gas ($/mcf)	**$ 7.20**	$ 6.32	14	**$ 7.06**	$ 7.00	1
Natural gas liquids ($/bbl)	**$ 43.70**	$ 32.93	33	**$ 40.24**	$ 33.65	20
Oil equivalent ($/boe)	**$ 43.23**	$ 36.71	18	**$ 42.14**	$ 40.42	4
Benchmark Prices						
WTI (US$/bbl)	**$ 48.28**	$ 31.21	55	**$ 41.40**	$ 31.04	33
AECO natural gas (Cdn$/mcf)	**$ 7.08**	$ 5.59	27	**$ 6.79**	$ 6.70	1

Natural Gas

Shiningbank's realized natural gas prices averaged $7.20/mcf for the fourth quarter, 14% higher than for the same period in 2003. For the full year, the average price was 1% higher than 2003 at $7.06/mcf. Natural gas pricing remained relatively flat throughout 2004 despite significant increases in oil prices. Hedging decreased the gas price by $0.11/mcf for the quarter and $0.07/mcf for the year, which compares with a 2003 hedging gain of $0.35/mcf for the quarter and $0.11/mcf for the year.

Gas pricing fundamentals remain strong. The Fund expects prices to weaken late in first quarter 2005 with the end of winter, a normal seasonal effect. The Fund also expects that there will be significant market volatility in 2005 with benchmark prices averaging in the range of Cdn$6.50 to $7.50/mcf. Shiningbank does not control the prices received for its production, but it does mitigate market risk through various methods including hedges and geographical diversity. (See "Business Risks" on page 40.)

Oil and Natural Gas Liquids

Realized oil prices for the quarter were $42.61/bbl, up 27% from fourth quarter 2003. Hedging reduced the price by $8.36/bbl for the quarter compared with a hedging loss of $1.50/bbl in fourth quarter 2003.

For full-year 2004, Shiningbank's average oil price rose 14% to $43.14/bbl. Hedging reduced the price by $5.46/bbl as compared to a $1.33/bbl decline in 2003. The benchmark West Texas Intermediate ("WTI") price averaged 33% higher than in 2003, however strength in the Canadian dollar partially offset this increase. Oil prices are expected to remain high in US dollar terms, with many analysts calling for a US$40.00/bbl average price for 2005. Futures prices at the time of writing were over US$50.00/bbl.

NGL prices were also strong, reflecting high oil prices. The average NGL price in the fourth quarter of 2004 was 33% higher than in fourth quarter 2003 at $43.70/bbl, and 20% higher for the full year at an average $40.24/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2004, the Fund hedged an average of 26% of total gas production (25% – 2003) and 39% of total oil production (37% – 2003). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91/GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50/GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended December 31,				Year ended December 31,			
(000s)	2004	% of Revenue	2003	% of Revenue	2004	% of Revenue	2003	% of Revenue
Oil	**$ 11,731**	**14**	$ 6,520	11	**$ 42,352**	**14**	$ 29,000	12
Natural gas	**60,850**	**74**	42,116	72	**226,040**	**74**	188,454	76
Natural gas liquids	**13,102**	**15**	7,664	13	**46,019**	**15**	27,667	11
Other income (loss)	**(398)**	**–**	49	–	**91**	**–**	84	–
Gas hedging	**(909)**	**(1)**	2,402	4	**(2,229)**	**(1)**	2,980	1
Oil hedging	**(1,923)**	**(2)**	(277)	–	**(4,759)**	**(2)**	(978)	–
	$ 82,453	**100**	$ 58,474	100	**$ 307,514**	**100**	$ 247,207	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	2004/2003	2004/2003
Oil and natural gas liquids		
Volume increase	**$ 3,705**	**$ 15,880**
Price increase	**5,298**	**12,043**
Net increase	**$ 9,003**	**$ 27,923**
Natural gas		
Volume increase	**$ 8,057**	**$ 30,388**
Price increase	**7,366**	**1,989**
Net increase	**$ 15,423**	**$ 32,377**

ROYALTIES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Total royalties, net (000s)	**$ 19,159**	$ 12,794	50	**$ 63,930**	$ 53,628	19
As a % of revenue	**23.2%**	21.9%	6	**20.8%**	21.7%	(4)
Per boe	**$ 10.00**	$ 8.03	25	**$ 8.76**	$ 8.77	–

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was marginally lower in 2004 due to a one-time credit received in the third quarter of 2004 related to 2003 Crown royalties, offset in part by the high commodity price environment. The fourth quarter royalty rate was 6% higher due to the hedging loss experienced in 2004 as compared to a hedging gain in 2003. Hedging gains and losses affect revenue without a corresponding effect on royalties. The 2004 fourth quarter pre-hedging royalty rate was 22.4% which is comparable to the 2003 rate of 22.7% for the same period. The Fund expects that commodity prices in 2005 will be similar to those realized in 2004, resulting in little change to the 2005 royalty rate. The Alberta government provides a credit under the Alberta Royalty Credit program, which the Fund is eligible to access on a small portion of its properties. The Fund recorded the maximum credit of $500,000 in both 2004 and 2003.

TRANSPORTATION COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Transportation costs (000s)	**$ 1,186**	$ 1,293	(8)	**$ 5,550**	$ 5,050	10
Per boe	**$ 0.62**	$ 0.81	(23)	**$ 0.76**	$ 0.83	(8)

Transportation costs decreased 23% on a boe basis from fourth quarter 2003. The decrease was the result of prior quarter adjustments flowing through the fourth quarter. The 8% year over year decrease was the result of lower pricing and termination of certain transportation service commitments. In 2005, transportation costs are expected to be flat on a boe basis with 2004.

OPERATING COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Operating costs (000s)	**$ 11,465**	$ 11,058	4	**$ 48,692**	$ 40,536	20
Per boe	**$ 5.98**	$ 6.94	(14)	**$ 6.67**	$ 6.63	1

Operating costs on a boe basis decreased 14% from fourth quarter 2003 and increased 1% year over year. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. The Fund expects 2005 costs to average $7.00/boe. While the Fund has gained efficiencies of scale in its operations on a per boe basis, operating costs will remain under pressure due to rising field costs, aging of the property portfolio and the likelihood of higher energy costs in 2005.

OPERATING NETBACKS

($/boe)	Three months ended December 31, 2004	2003	%	Year ended December 31, 2004	2003	%
Natural Gas Wells						
Oil and natural gas sales	**$ 44.47**	$ 35.36	26	**$ 42.90**	$ 40.12	7
Hedging gain (loss)	**(1.22)**	1.50	(181)	**(0.78)**	0.42	(286)
Royalties	**10.09**	8.07	25	**8.83**	8.91	(1)
Transportation costs	**0.65**	0.87	(25)	**0.80**	0.89	(10)
Operating costs	**5.59**	6.50	(14)	**6.29**	6.25	1
Operating netback	**$ 26.92**	$ 21.42	26	**$ 26.20**	$ 24.49	7
Oil Wells						
Oil and natural gas sales	**$ 49.70**	$ 35.27	41	**$ 46.94**	$ 39.49	19
Hedging gain (loss)	**(7.54)**	(0.97)	677	**(4.45)**	(1.00)	345
Royalties	**8.07**	7.06	14	**7.55**	6.64	14
Operating costs	**14.29**	13.50	6	**14.15**	11.96	18
Operating netback	**$ 19.80**	$ 13.74	44	**$ 20.79**	$ 19.89	5
All Wells						
Oil and natural gas sales	**$ 44.71**	$ 35.35	26	**$ 43.10**	$ 40.09	8
Hedging gain (loss)	**(1.48)**	1.33	(211)	**(0.96)**	0.33	(391)
Other income (loss)	**(0.21)**	0.03	(800)	**0.01**	–	–
Royalties	**10.00**	8.03	25	**8.76**	8.77	–
Transportation costs	**0.62**	0.81	(23)	**0.76**	0.83	(8)
Operating costs	**5.98**	6.94	(14)	**6.67**	6.63	1
Operating netback	**$ 26.42**	$ 20.93	26	**$ 25.96**	$ 24.19	7

Total operating netback increased 26% quarter over quarter due mainly to higher commodity prices and lower transportation and operating costs. The year over year operating netback increased 7% due to higher commodity prices and lower transportation costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended December 31, 2004	2003	%	Year ended December 31, 2004	2003	%
General and administrative costs (000s)	**$ 1,686**	$ 1,432	18	**$ 6,681**	$ 4,649	44
Per boe	**$ 0.88**	$ 0.90	(2)	**$ 0.92**	$ 0.76	21
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.13**	$ 0.11	18

General and administrative costs per boe decreased 2% from fourth quarter 2003, and increased 21% year over year. The increases, including higher per average Trust Unit metrics, were due to higher activity levels resulting from acquisitions and increasing costs for corporate governance due to additional regulation. At year end, Shiningbank had 43 full-time employees and 24 full-time and part-time consultants at its head office. Field and production staff consisted of two production superintendents, 18 full-time employees and 38 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2005 are expected to trend upward to approximately $1.25/boe as a result of further corporate governance and related administrative costs.

INTEREST ON LONG TERM DEBT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Interest on long term debt (000s)	**$ 1,759**	$ 1,093	61	**$ 6,159**	$ 6,103	1
Per boe	**$ 0.92**	$ 0.69	33	**$ 0.84**	$ 1.00	(16)
Per average Trust Unit	**$ 0.03**	$ 0.02	50	**$ 0.12**	$ 0.15	(20)

Interest expense, which includes bank charges, increased 61% from fourth quarter 2003 due to higher debt levels resulting from the funding of capital expenditures. Year over year interest expense was relatively flat due to higher debt levels being offset by lower interest rates. Shiningbank is currently in compliance with all external debt covenants. Interest expense in 2005 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Depletion, depreciation and accretion (000s)	**$ 32,035**	$ 22,865	40	**$ 118,547**	$ 78,853	50
Per boe	**$ 16.71**	$ 14.36	16	**$ 16.25**	$ 12.89	26

Depletion, depreciation and accretion rose 16% per boe for the fourth quarter and 26% year over year. These increases were primarily due to expansion of the asset base from acquisitions made during the first quarter and associated future development costs. The fourth quarter depletion calculation was based on December 31, 2004 reserve estimates.

The 2003 comparative figure has been restated and increased by $3.8 million as a result of the adoption of the new asset retirement obligation standard. The accretion of discount on the asset retirement liability and additional depletion due to asset retirement costs are now included as part of this expense.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Trust Unit incentive compensation (000s)	**$ 333**	$ 147	127	**$ 1,263**	$ 572	121
Per boe	**$ 0.17**	$ 0.09	89	**$ 0.17**	$ 0.09	89

During fourth quarter 2003, the Fund elected to prospectively adopt amendments to the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" for all rights issued on or after January 1, 2003. At that time, a total of $572,000 was expensed for 2003 representing the fair value of rights issued and which vested in 2003.

During fourth quarter 2004, one new issue of rights was granted. Six new issues of rights, aggregating 580,000 in total (2003 – 525,000), were granted during the year. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. Expenses in 2004 of $1.3 million represented the fair value of rights issued during 2003 and 2004, and which vested in 2004. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Internalization of management contract (000s)	**$ 1,307**	$ 1,561	(16)	**$ 3,511**	$ 5,989	(41)
Per boe	**$ 0.68**	$ 0.98	(31)	**$ 0.48**	$ 0.98	(51)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During 2004, $2.7 million (2003 – $5.4 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. At December 31, 2004, $1.9 million was left to be amortized ($1.3 million in 2005, $0.4 million in 2006 and $0.2 million in 2007).

Total consideration for the internalization was reduced by $1.8 million at the time of the transaction to provide for performance and retention bonuses to be paid to employees. During 2004, the remaining balance of this bonus pool, or $817,250, was paid out in cash and included in internalization expenses. This compares with $582,000 paid in 2003.

TAXES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Capital and large corporation taxes (000s)	**$ (451)**	$ 139	(424)	**$ 574**	$ 595	(4)
Future income tax (recovery) (000s)	**$ (74,064)**	$ 738	(10,136)	**$ (86,199)**	$ (12,722)	578
Per boe	**$ (38.88)**	$ 0.55	(7,169)	**$ (11.74)**	$ (1.98)	493

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or Shiningbank Energy Ltd.

In first quarter 2004, the Alberta government passed legislation to reduce the provincial corporate income tax rate to 11.5% from 12.5% effective April 1, 2004. Shiningbank's expected future income tax rate incorporating this rate reduction is approximately 38.49% compared with the current rate of approximately 38.62% applicable to the 2004 tax year.

During the fourth quarter, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired in the Birchill acquisition. These changes eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of that partnership. As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter in accordance with Canadian GAAP. The effect on earnings for the year was an additional $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected through increased depletion charges arising from future income taxes being recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in the fourth quarter.

NET EARNINGS

Shiningbank's fourth quarter earnings were $88.0 million or $1.62 per Trust Unit ($1.60 diluted). Earnings in fourth quarter 2003, after restatement for the retroactive application of new accounting policies, were $5.4 million or $0.12 per Trust Unit, basic and diluted. For the year ended December 31, 2004 net earnings were $138.8 million or $2.66 per Trust Unit ($2.61 diluted), compared with restated 2003 figures of $64.0 million or $1.54 per Trust Unit ($1.51 diluted). Net earnings for the fourth quarter were increased by $78.4 million or $1.44 per Trust Unit ($1.43 diluted) as a result of an internal restructuring which reduced future income taxes. See "Taxes".

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	2004	2003	%	2004	2003	%
Cash flow before change in non-cash working capital	**$ 47,220**	$ 30,082	57	**$ 174,878**	$ 136,038	29
Capital expenditures	**(13,323)**	(6,865)	94	**(56,339)**	(22,931)	146
Asset retirement expenditures	**(208)**	(57)	265	**(684)**	(218)	214
Working capital adjustments	**3,701**	7,469	(50)	**28,505**	9,398	203
Distributions to unitholders	**$ 37,390**	$ 30,629	22	**$ 146,360**	$ 122,287	20
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–	**$ 2.76**	$ 2.85	(3)
Trust Units outstanding	**54,141**	44,343	22	**54,141**	44,343	22

Distributions to unitholders for the quarter increased 22% over the same period in 2003 to $37.4 million, while distributions per Trust Unit were consistent in both periods at $0.69. For full-year 2004, distributions to unitholders increased 20% to $146.4 million from $122.3 million in 2003. The increases in distributions to unitholders for both periods in 2004 were due to higher production volumes, large gains in pricing for oil and NGL and strong gas prices. On a per Trust Unit basis, the effect of an increased number of Trust Units outstanding offset the increase in distributions to unitholders. Full-year distributions decreased 3% to $2.76 in 2004 from $2.85 in 2003 as a result of greater holdbacks to fund capital expenditures. The Fund paid out 84% of its cash flow in 2004 compared with 90% in 2003. Management expects that the current distribution level will continue through 2005 provided that commodity prices remain at or near 2004 levels.

2005 Cash Flow Sensitivities

The estimated sensitivity of cash flow to commodity price variables is shown in the table below.

	($000s)	Per Trust Unit
US $1 per bbl	$ 1,700	$ 0.03
Cdn $0.25 per mcf	$ 5,900	$ 0.11
US $0.01 exchange	$ 2,700	$ 0.05
100 bbl/d	$ 1,100	$ 0.02
1 mmcf/d	$ 1,700	$ 0.03
1% prime rate	$ 1,900	$ 0.03

INCOME TAX INFORMATION

In 2004, 73.57% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 26.43% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2004 and the implications for Canadian taxpayers is shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2003	January 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
January 31, 2004	February 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
February 29, 2004	March 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
March 31, 2004	April 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
April 30, 2004	May 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
May 31, 2004	June 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
June 30, 2004	July 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
July 31, 2004	August 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
August 31, 2004	September 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
September 30, 2004	October 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
October 31, 2004	November 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
November 30, 2004	December 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
Total		$ 2.76	$ 2.0304	$ 0.7296

[1] *Distributions for income tax purposes are based on cash received during 2004 rather than accrual-based income reported elsewhere in this report.*

For US unitholders, 82.39% of distributions were taxable in 2004. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

ANNUAL FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	2004	2003	2002
		Restated (note 3)	Restated (note 3)
Oil and natural gas sales	**$ 307,514**	$ 247,207	$ 142,661
Net earnings (loss) before income tax	**52,607**	51,232	(1,859)
Per Trust Unit – basic	**1.01**	1.23	(0.06)
– diluted	**0.99**	1.21	(0.06)
Net earnings after income tax	**138,806**	63,954	12,598
Per Trust Unit – basic	**2.66**	1.54	0.40
– diluted	**2.61**	1.51	0.40
Total assets	**826,797**	614,149	507,824
Total long term debt	**182,147**	121,691	115,283
Property acquisitions	**2,615**	156,829	49,595
Corporate acquisitions	**177,067**	–	–
Capital expenditures	**56,339**	22,931	11,867
Cash flow before change in non-cash working capital	**174,878**	136,038	68,243
Per weighted average Trust Unit	**3.35**	3.27	2.15
Distributions to unitholders	**146,360**	122,287	69,607
Per Trust Unit	**2.76**	2.85	2.16
Payout ratio	**84%**	90%	102%
Trust Units outstanding	**54,141**	44,343	33,194
Weighted average	**52,209**	41,595	31,677
Dividends to former Manager	**–**	–	517

Acquisitions are a key driver of Shiningbank's growth. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed a major corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 72% of the Fund's 2004 production was natural gas. With its high weighting to natural gas, the Fund's revenue and earnings results closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings compared with relatively weak natural gas prices in 2002 which resulted in lower revenues and earnings. In 2004, the same combination of acquisition-driven production growth and high commodity prices resulted in higher revenues and cash flow. Earnings increased as a percentage of revenue in 2004 as a result of the recovery of future income taxes related to the Fund's internal restructuring.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31	June 30	September 30	December 31
2004				
Oil and natural gas sales	**$ 69,625**	**$ 80,723**	**$ 74,713**	**$ 82,453**
Net earnings before income tax	**13,485**	**12,851**	**12,297**	**13,974**
Per Trust Unit – basic	**0.29**	**0.24**	**0.24**	**0.26**
– diluted	**0.28**	**0.24**	**0.23**	**0.25**
Net earnings after income tax	**18,796**	**16,072**	**15,900**	**88,038**
Per Trust Unit – basic	**0.40**	**0.30**	**0.30**	**1.62**
– diluted	**0.39**	**0.29**	**0.29**	**1.60**
Cash flow before change in non-cash working capital	**39,544**	**45,190**	**42,924**	**47,220**
Per weighted average Trust Unit	**0.84**	**0.84**	**0.80**	**0.87**
Distributions to unitholders	**34,767**	**36,977**	**37,226**	**37,390**
Per Trust Unit	**0.69**	**0.69**	**0.69**	**0.69**
Payout ratio	**88%**	**82%**	**87%**	**79%**
2003				
Oil and natural gas sales	$ 60,180	$ 65,507	$ 63,046	$ 58,474
Net earnings before income tax	16,885	15,027	13,227	6,092
Per Trust Unit – basic	0.47	0.36	0.30	0.14
– diluted	0.47	0.35	0.29	0.14
Net earnings after income tax	19,499	23,583	15,517	5,354
Per Trust Unit – basic	0.55	0.56	0.35	0.12
– diluted	0.54	0.55	0.35	0.12
Cash flow before change in non-cash working capital	34,176	36,723	35,057	30,082
Per weighted average Trust Unit	0.96	0.87	0.79	0.68
Distributions to unitholders	30,886	30,330	30,442	30,629
Per Trust Unit	0.78	0.69	0.69	0.69
Payout ratio	90%	83%	87%	102%

As with Shiningbank's annual results, quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized gas prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisitions of Birchill and Good Ridge.

Natural gas prices remained strong and relatively consistent through the two years, apart from exceptionally strong prices in first quarter 2003 which led to higher distributions for that period. Oil prices increased substantially in late 2004, however, with oil playing a small role in Shiningbank's overall revenues, and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During the first quarter, Shiningbank spent $177.1 million on the acquisitions of Birchill and Good Ridge. These acquisitions added approximately 19% to Shiningbank's production volumes for 2004 with the majority of additions coming in the Ferrier area, adjacent to Shiningbank's existing property and using much of the same infrastructure.

A total of $56.3 million was spent on drilling and new facilities during 2004, compared with $22.9 million in 2003. Cash flow was used to fund $27.8 million of these expenditures, with the balance being funded by debt. The increased expenditures funded a successful development drilling program concentrated in the Ferrier/O'Chiese area. Of the year's total, $13.3 million was spent in the fourth quarter compared with $6.9 million in fourth quarter 2003. A total of 96 wells (20.3 net) were drilled in 2004, 88 (18.5 net) of which were successful gas wells, four (0.9 net) were successful oil wells and four (0.9 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 30 wells for which no costs were incurred.

In 2005, the Fund plans to spend approximately $50 million on drilling, new facilities and maintenance capital. This will be funded through a combination of cash flow and debt financing.

NET ASSET VALUE

	Discount factor	
(000s except per Trust Unit amounts)	10%	12%
Present value of reserves[1]		
Proved	$ 672,753	$ 634,333
Probable	188,585	166,835
Undeveloped lands	27,800	27,800
Working capital deficiency	(10,015)	(10,015)
Total assets	879,123	818,953
Long term debt	(182,147)	(182,147)
Net asset value	$ 696,976	$ 636,806
Trust Units outstanding	54,141	54,141
Net asset value per Trust Unit at December 31, 2004	**$ 12.87**	**$ 11.76**

[1] *The present value of reserves is calculated based on the price forecast prepared by Sproule Associates Limited in their December 31, 2004 evaluation.*

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit supplemented by periodic equity infusions. Smaller acquisitions through the course of the year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 11 public equity issues have been completed. Acquisitions have led to steady accretion in value to unitholders. This accretion is offset when equity is issued as existing unitholders are diluted by the issue of new units. However, as all new equity issues have been done in conjunction with an acquisition, over time, unitholders have not been diluted. This is apparent in the stability of the Net Asset Value ("NAV") per unit of the Fund over time. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2004, despite payment of over $19 per unit in distributions over eight years, the NAV per unit was at a level of $12.87, discounted at 10%, indicating that unitholders have not been diluted.

LONG TERM DEBT

The Fund has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004. The revolving period extends to April 27, 2005, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

UNITHOLDERS' EQUITY

On March 8, 2004, the Fund issued 8,800,000 new Trust Units at $17.00 each for gross proceeds of $149.6 million. In addition, a total of 997,204 Trust Units were issued during the year under the Trust Unit Rights Incentive Plan, under the Fund's Distribution Reinvestment Plan, and through the exercise of Exchangeable Shares.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of March 1, 2005, the Fund had 54,280,516 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2004, the exchange rate was 1 to 1.32647.

FUTURE GROWTH

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as cash flows, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by four Canadian chartered banks, which provide sufficient debt capital to satisfy the Fund's ability to complete all but the largest acquisitions. However, the Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual cash flow.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 182,147	$ –	$ 182,147	$ –	$ –
Operating leases	8,071	826	3,003	3,173	1,069
Pipeline transportation	5,234	1,306	2,612	1,316	–
Total obligations	$ 195,452	$ 2,132	$ 187,762	$ 4,489	$ 1,069

[1] *The long term debt obligation assumes that the revolving credit line is not renewed in April 2005.*

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

FINANCIAL REPORTING

During 2003 and 2004, there were numerous changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

HEDGING RELATIONSHIPS

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

TRUST UNIT INCENTIVE COMPENSATION

In September 2003, the CICA amended section 3870 of its handbook – "Stock-based Compensation and Other Stock-based Payments." Effective January 1, 2004, companies are required to use the fair value method to measure all stock-based payments and recognize compensation expense in their financial statements. The Fund elected to adopt these amendments in fourth quarter 2003 for all rights issued on or after January 1, 2003.

Previously the Fund followed common practice in the sector and used the excess of the unit price over the exercise price at the date of the financial statement as a surrogate for fair value. If the Fund were to continue to use this method under the amended standard, the Fund could experience large fluctuations, even recoveries, in compensation expense over the next 10 years. Because of the highly volatile nature of distributions and unit trading prices, management believes amounts expensed and/or recovered under this calculation do not properly represent the benefit conveyed to rights holders during the vesting period, and could be confusing when reading the financial statements.

Management considered numerous methods of determining the fair value of rights granted and has chosen to use a Black-Scholes option-pricing model to determine fair value. The calculation of fair value requires management to make numerous assumptions, as outlined in note 7 to the financial statements. Readers are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

BUSINESS RISKS

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

MARKET RISKS

Commodity Prices

The primary risk to cash flow and therefore, distributions, is fluctuations in oil and gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize distributions, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual cash flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may be dependent on the strength of the Canadian dollar versus the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

ENVIRONMENTAL RISKS

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

POLITICAL AND LEGAL RISKS

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure related thereto;
- Changes in income tax laws which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and,
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Unitholders' Liability

There had been concern in the investment community over the lack of statutory protection for unitholders in mutual fund trusts. The issue stems from the fact that, under Canadian law, a shareholder's liability in a corporation is limited to their investment in the corporation. That had not been the case for mutual fund trusts.

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force alleviating this concern. The Act creates a statutory limitation of the liability of unitholders of Alberta income trusts such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. Similar legislation has been passed in Ontario.

OPERATING RISKS

Field Operations

Oil and gas production activities carry a number of inherent risks including production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policy to minimize impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $20 million require Board of Directors' review and approval.

SHININGBANK ENERGY INCOME FUND

Financial Statements



For the years ended

December 31, 2004 and 2003

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Fund's financial position, results of operations and cash flow, within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

The financial statements have been examined by external auditors. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of the Fund.

The Audit Committee of the Board of Directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

DAVID M. FITZPATRICK
President and Chief Executive Officer

BRUCE K. GIBSON
Vice President, Finance and Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of Shiningbank Energy Income Fund

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada

March 1, 2005

CONSOLIDATED BALANCE SHEETS

December 31 ($ thousands)	2004	2003
		Restated (note 3)
ASSETS		
Current assets		
Accounts receivable	**$ 50,712**	$ 31,587
Prepaid expenses	**4,471**	2,630
	55,183	34,217
Fixed assets (note 4)		
Petroleum and natural gas properties and equipment	**1,133,426**	826,352
Accumulated depletion and depreciation	**(364,814)**	(248,670)
	768,612	577,682
Other assets	**3,002**	2,250
	$ 826,797	$ 614,149
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 40,268**	$ 30,727
Trust Unit distributions payable	**24,930**	20,428
	65,198	51,155
Long term debt (note 5)	**182,147**	121,691
Future income taxes (note 6)	**33,266**	50,564
Asset retirement obligation (note 3)	**30,242**	26,524
Unitholders' equity		
Trust Units (note 7)	**706,954**	550,267
Exchangeable Shares (note 7)	**7,019**	5,267
Contributed surplus (note 7)	**1,416**	572
Accumulated earnings	**308,517**	169,711
Accumulated Trust Unit distributions	**(507,962)**	(361,602)
	515,944	364,215
	$ 826,797	$ 614,149

See accompanying notes to the consolidated financial statements

Approved on behalf of Shiningbank Energy Income Fund by Shiningbank Energy Ltd.

a R Nielsen

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2004	2003
		Restated (note 3)
Revenues		
Oil and natural gas sales	**$ 307,514**	$ 247,207
Royalties	**63,930**	53,628
	243,584	193,579
Expenses		
Transportation	**5,550**	5,050
Operating	**48,692**	40,536
General and administrative	**6,681**	4,649
Interest on long term debt	**6,159**	6,103
Depletion, depreciation and accretion	**118,547**	78,853
Trust Unit incentive compensation (note 7)	**1,263**	572
Internalization of management contract (note 10)	**3,511**	5,989
	190,403	141,752
Earnings before taxes	**53,181**	51,827
Capital and large corporation taxes (note 6)	**574**	595
Future income tax recovery (note 6)	**(86,199)**	(12,722)
Net earnings	**$ 138,806**	$ 63,954
Unitholders' equity, beginning of year	**364,215**	264,887
Issue of Trust Units	**156,687**	158,297
Change in Exchangeable Shares, net (note 7)	**1,752**	(1,208)
Change in contributed surplus (note 7)	**844**	572
Distributions to Unitholders	**(146,360)**	(122,287)
Unitholders' equity, end of year	**$ 515,944**	$ 364,215
Net earnings per Trust Unit (note 7)		
Basic	**$ 2.66**	$ 1.54
Diluted	**$ 2.61**	$ 1.51

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ thousands)	2004	2003
		Restated (note 3)
Operating activities		
Net earnings	**$ 138,806**	$ 63,954
Items not requiring cash		
Depletion, depreciation and accretion	**118,547**	78,853
Internalization of management contract	**2,693**	5,381
Trust Unit incentive compensation	**1,263**	572
Gain on sale of other assets	**(232)**	–
Future income tax recovery	**(86,199)**	(12,722)
Cash flow before change in non-cash working capital	**174,878**	136,038
Asset retirement expenditures	**(684)**	(218)
Change in non-cash working capital (note 8)	**(21,291)**	1,514
	152,903	137,334
Financing activities		
Increase in long term debt	**60,456**	6,408
Distributions to Unitholders	**(146,360)**	(122,287)
Issue of Trust Units	**155,327**	151,708
	69,423	35,829
Change in non-cash working capital (note 8)	**4,502**	512
	73,925	36,341
Total cash provided	**$ 226,828**	$ 173,675
Investing activities		
Property acquisitions	**$ (2,615)**	$ (156,829)
Corporate acquisitions (note 4)	**(177,067)**	–
Capital expenditures	**(56,339)**	(22,931)
Long term investments	**(23)**	(211)
Proceeds on sale of fixed assets	**3,496**	5,770
Proceeds on sale of other assets	**1,000**	–
	(231,548)	(174,201)
Change in non-cash working capital (note 8)	**4,720**	526
Total cash used	**$ (226,828)**	$ (173,675)

See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004 and 2003
($ thousands, except Trust Units and per Trust Unit amounts)

1. ORGANIZATION

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. Operations commenced on July 1, 1996. The beneficiaries of the Fund are the holders (the "Unitholders") of trust units (the "Trust Units").

On March 5, 2004, the Fund acquired all of the shares of Good Ridge Explorations Ltd. ("Good Ridge") through its wholly owned indirect subsidiary Shiningbank Energy Ltd. (the "Corporation"). On March 8, 2004, the Corporation acquired all of the shares of Birchill Resources Limited ("Birchill") which in turn held substantially all of its assets in a partnership. Also on March 8, 2004, the Corporation, Good Ridge and Birchill were amalgamated, continuing as Shiningbank Energy Ltd. The partnership, which was renamed Shiningbank Energy Partnership ("SEP"), remained in place and was held by the Corporation.

On December 31, 2004, the Corporation transferred substantially all of its interest in SEP to a newly formed limited partnership called Shiningbank Limited Partnership ("SLP") and SEP was wound up. SLP is held by a newly created operating trust called Shiningbank Operating Trust ("SOT"), the sole beneficiary of which is the Fund. The Corporation is the general partner of SLP.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the Unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, asset retirement expenditures which are based on estimates of reserves and future costs, and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, SOT, Shiningbank Holdings Corporation ("SHC") and 1130243 Alberta Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved undeveloped reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate (see note 4).

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligation

Shiningbank recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability changes and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

Previously, Shiningbank recognized a provision for estimated future site restoration and abandonment costs calculated on the unit-of-production method over the remaining proved reserves. Actual site restoration and abandonment costs were charged against the liability as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to Unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production, provided there is reasonable assurance that the hedge is, and will continue to be, effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. CHANGE IN ACCOUNTING POLICIES

(a) Asset retirement obligation

Effective January 1, 2004 Shiningbank has adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

This change in accounting policy has been adopted retroactively with restatement of the prior period presented for comparative purposes. The effect of the adoption is as follows:

Balance sheet	December 31, 2003	December 31, 2002
Increase in fixed assets for asset retirement costs	$ 12,531	$ 13,521
Net increase in asset retirement obligation	15,329	15,560
Decrease in future income tax liability	(771)	(493)
Decrease in accumulated earnings	(2,028)	(1,546)

Statement of earnings	Year ended December 31, 2003
Accretion expense on asset retirement obligation	$ 1,981
Increased depletion due to asset retirement costs	1,845
Eliminate prior provision for site restoration	(3,066)
Increase future income tax recovery	(277)
Net earnings impact	$ 483
Basic net earnings per Trust Unit	$ 0.01
Diluted net earnings per Trust Unit	$ 0.01

The estimated asset retirement obligation is based upon the Fund's net ownership interest in each area, estimated costs to abandon and reclaim wells and facilities in the area, and the anticipated timing of such expenditures.

Undiscounted expenditures totalling $37.6 million are expected to be made over the next 33 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligation.

The Fund's asset retirement obligation is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Carrying amount, beginning of year	**$ 26,524**	$ 23,907
Liability incurred during the year, net of dispositions	**2,212**	854
Settlement of liability during the year	**(684)**	(218)
Accretion expense	**2,190**	1,981
Carrying amount, end of year	**$ 30,242**	$ 26,524

3. CHANGE IN ACCOUNTING POLICIES (continued)

(b) Trust Unit incentive compensation

During 2003 the Fund elected to adopt the amendments to the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The section was adopted effective January 1, 2003 and Trust Unit incentive compensation expense of $572,000 was recorded in 2003 for rights granted during 2003 and vesting within the year.

(c) Hedging relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" that establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

4. FIXED ASSETS

(a) Acquisition of Birchill Resources Limited

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Birchill for $170.1 million. The transaction closed on March 8, 2004. The acquisition was accounted for by the purchase method and the results of operations of Birchill are included in the accounts from the closing date. Birchill and the Corporation were subsequently amalgamated.

Cash consideration	$ 169,639
Related fees and expenses	463
Cost of acquisition	$ 170,102
Working capital deficiency	$ (5,724)
Future income tax	(66,700)
Asset retirement obligation	(3,028)
Petroleum and natural gas properties and equipment	245,554
Total consideration	$ 170,102

(b) Acquisition of Good Ridge Explorations Ltd.

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge for $7.0 million. The transaction closed on March 5, 2004. The acquisition was accounted for by the purchase method and the results of operations of Good Ridge are included in the accounts from the closing date. Good Ridge and the Corporation were subsequently amalgamated.

Cash consideration	$ 6,935
Related fees and expenses	30
Cost of acquisition	$ 6,965
Working capital	$ 578
Future income tax	(2,201)
Asset retirement obligation	(147)
Petroleum and natural gas properties and equipment	7,025
Goodwill	1,710
Total consideration	$ 6,965

4. FIXED ASSETS (continued)

(c) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of fixed assets. Future prices were obtained from third parties, adjusted for commodity differentials specific to the Fund, and then escalated based on factors in the Fund's year-end independent reserves evaluation. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2004.

	Oil		Gas	
Year	WTI US$/bbl	Edmonton Light C$/bbl	AECO C$/mmbtu	Alberta Reference C$/mmbtu
2005	$ 44.29	$ 51.25	$ 6.97	$ 6.76
2006	41.60	48.03	6.66	6.45
2007	37.09	42.64	6.21	6.00
2008	33.46	38.31	5.73	5.55
2009	31.84	36.36	5.37	5.21
2010	32.32	36.91	5.47	5.31
2011	32.80	37.47	5.57	5.38
2012	33.30	38.03	5.67	5.48
2013	33.79	38.61	5.77	5.58
2014	34.30	39.19	5.87	5.68
2015	34.82	39.78	5.98	5.79
Thereafter	+ 1.5% / annum	+ 1.5% / annum	+ 1.5% / annum	+ 1.5% / annum

5. LONG TERM DEBT

The Corporation has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004 (2003 - $121.7 million). The revolving period extends to April 27, 2005. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

6. INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation's and SHC's earnings before income taxes. This difference results from the following items:

	2004	2003
Taxable loss of the Corporation and SHC	**$ (27,800)**	$ (17,400)
Combined federal and provincial tax rate	**38.62%**	40.60%
Computed income tax recovery	**(10,700)**	(7,100)
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	**3,500**	1,800
Other	**2,901**	(222)
Internalization of management contract	**1,400**	2,400
Resource allowance	**(1,800)**	(1,900)
Change in tax rate	**(3,100)**	(7,700)
Internal restructuring	**(78,400)**	–
Future income tax recovery	**(86,199)**	(12,722)
Capital and large corporation taxes	**574**	595
Income and capital taxes	**$ (85,625)**	$ (12,127)

The recovery of future income taxes, through the internal restructuring, resulted from the transfer of the partnership acquired in the Birchill acquisition from the Corporation to a new operating trust, the beneficiary of which is the Fund.

The components of the Corporation's and SHC's future income tax liability at December 31, are as follows:

	2004	2003
Future income taxes:		
Oil and natural gas properties	**$ 49,151**	$ 59,999
Asset retirement obligation	**(9,084)**	(4,636)
Non-capital losses	**(4,383)**	(3,935)
Other	**(2,418)**	(864)
	$ 33,266	$ 50,564

7. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	**44,343,415**	**$ 550,267**	33,193,937	$ 391,970
Issued for cash	**8,800,000**	**149,600**	10,338,500	155,078
Less: Commissions and issue costs		**(8,143)**		(8,216)
Issued on exercise of rights	**618,166**	**8,024**	134,673	1,831
Issued for cash under Dividend Reinvestment Plan	**296,538**	**5,846**	179,488	3,016
Issued on conversion of Exchangeable Shares	**82,500**	**941**	496,817	6,588
Transfer from contributed surplus on exercise of rights		**419**		–
Balance, end of year	**54,140,619**	**$ 706,954**	44,343,415	$ 550,267

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2004, 353,614 (2003 – 555,678) Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of two escrow agreements. The number of Trust Units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is adjusted by the distributions paid to Unitholders divided by the 10-day weighted average unit price preceding the record date. The Exchangeable Shares are not eligible for distributions.

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	**126,290**	**$ 5,267**	378,872	$ 6,475
Released from escrow	**202,064**	**–**	202,064	–
Conversion of Exchangeable Shares	**(64,872)**	**(941)**	(454,646)	(6,589)
Amortization of deferred portion		**2,693**		5,381
Balance, end of year	**263,482**	**$ 7,019**	126,290	$ 5,267
Exchange ratio, end of year	**1.32647**		1.18417	
Trust Units issuable upon conversion of non-escrowed shares	**349,501**		149,549	
Trust Units issuable upon conversion of escrowed shares	**469,058**		658,016	
Total Trust Units issuable upon conversion of all shares	**818,559**		807,565	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,197,796 Trust Units have been reserved for issuance under the plan. At December 31, 2004, there were 1,396,901 (2003 – 1,460,067) rights outstanding, of which 395,234 (2003 – 583,401) were exercisable at a weighted average exercise price of $13.34 (2003 – $14.20). In January 2005, a further 717,500 Trust Unit rights were granted.

7. TRUST UNITS (continued)

Rights	2004 Number	2004 Weighted Average Exercise Price	2003 Number	2003 Weighted Average Exercise Price
Balance, beginning of year	**1,460,067**	**$ 13.93**	1,059,000	$ 15.00
Granted	**580,000**	**$ 18.75**	525,000	$ 15.24
Forfeited	**(25,000)**	**$ 16.44**	–	$ –
Exercised	**(618,166)**	**$ 12.98**	(123,933)	$ 13.44
Balance before reduction of exercise price	**1,396,901**	**$ 16.31**	1,460,067	$ 15.22
Reduction of exercise price		**(1.57)**		(1.29)
Balance, end of year	**1,396,901**	**$ 14.74**	1,460,067	$ 13.93

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$10.00 to $12.99	**481,667**	**7.8**	**$ 12.08**	**65,000**	**$ 11.96**
$13.00 to $16.99	**380,234**	**6.8**	**$ 13.92**	**330,234**	**$ 13.62**
$17.00 to $21.50	**535,000**	**9.1**	**$ 17.71**	**–**	**$ –**
$10.00 to $21.50	**1,396,901**	**8.0**	**$ 14.74**	**395,234**	**$ 13.34**

Shiningbank recorded Trust Unit incentive compensation expense of $1,263,000 for the year ended December 31, 2004 (2003 – $572,000) for rights issued in 2003 and 2004, and vesting within the year.

During the year, $419,000 (2003 – $nil) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2004	2003
Balance, beginning of year	**$ 572**	$ –
Trust Unit incentive compensation	**1,263**	572
Net benefit on rights exercised [1]	**(419)**	–
Balance, end of year	**$ 1,416**	$ 572

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The fair value of the 580,000 rights issued during the year was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 4.33 to 4.82% (2003 – 4.16 to 4.76%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. For the years ended December 31, 2004 and 2003, Shiningbank's net income would have decreased by $508,000 per year ($0.01 per basic and diluted Trust Unit in 2003 and 2004) due to additional Trust Unit incentive compensation expense related to rights granted in 2002.

7. TRUST UNITS (continued)

(e) Distribution Reinvestment Plan

The Distribution Reinvestment Plan ("DRIP") entitles eligible Unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2004, 296,538 Trust Units were issued from treasury (2003 – 179,488) under the DRIP for proceeds of $5.8 million (2003 – $3.0 million).

(f) Per Trust Unit amounts

For the year ended December 31, 2004, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 52,208,852 (2003 – 41,594,854). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 984,155 Trust Units (2003 – 772,760) to the weighted average number of Trust Units outstanding.

8. OTHER CASH FLOW DISCLOSURES

(a) Change in non-cash operating working capital

	2004	2003
Accounts receivable	**$ (24,271)**	$ (7,950)
Prepaid expenses	**(1,841)**	248
Accounts payable and accrued liabilities	**4,821**	9,216
	$ (21,291)	$ 1,514

(b) Change in non-cash financing working capital

	2004	2003
Distributions payable to Unitholders	**$ 4,502**	$ 512

(c) Change in non-cash investing working capital

	2004	2003
Accounts payable for capital accruals	**$ 4,720**	$ 526

(d) Cash payments

	2004	2003
Cash payments made for taxes	**$ 1,231**	$ 625
Cash payments made for interest	**$ 6,023**	$ 6,077

9. FINANCIAL INSTRUMENTS

As at December 31, 2004, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, Trust Unit distributions payable, and long-term debt. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

9. FINANCIAL INSTRUMENTS (continued)

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2004, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at December 31, 2004, had the contracts been settled at that time, would have been a loss of $103,484.

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91/GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50/GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling

Subsequent to December 31, 2004, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

10. INTERNALIZATION OF MANAGEMENT CONTRACT

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.91 million plus 1,136,614 Exchangeable Shares. Total consideration was reduced by $1.8 million to provide for performance/retention bonuses to be paid to employees. During 2004, the remainder of this bonus pool, or $817,250 (2003 – $582,750) was paid out in cash and expensed.

Total consideration:		
Cash	$	**2,910**
Exchangeable Shares issued		**16,490**
Costs associated with the transaction		**1,195**
Total purchase price	$	**20,595**

Prior to the acquisition, the Fund paid fees to the former Manager of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2004, $2,693,400 (2003 – $5,380,600) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

Five-Year Financial and Operating Review

FINANCIAL

($ thousands, except per Trust Unit amounts)	2004	2003	2002	2001	2000
		Restated (note 3)	Restated (note 3)	Restated (note 3)	Restated (note 3)
Oil and natural gas sales[1]	**$ 307,514**	$ 247,207	$ 142,661	$ 170,714	$ 104,772
Royalties	**(63,930)**	(53,628)	(26,470)	(38,857)	(21,565)
Transportation costs[1]	**(5,550)**	(5,050)	–	–	–
Operating costs	**(48,692)**	(40,536)	(31,583)	(28,257)	(14,959)
Operating netbacks	**189,342**	147,993	84,608	103,600	68,248
General and administrative	**6,681**	4,649	4,143	3,788	2,577
Management fees	**–**	–	1,939	3,500	2,134
Interest	**6,159**	6,103	5,109	5,675	3,020
Internalization of management contract	**818**	608	4,509	–	–
Other	**806**	595	665	384	477
Cash flow before change in non-cash working capital	**174,878**	136,038	68,243	90,253	60,040
Depreciation, depletion and accretion	**118,547**	78,853	63,627	49,955	21,364
Internalization of management contract	**2,693**	5,381	6,475	–	–
Trust Unit incentive compensation	**1,263**	572	–	–	–
Gain on sale of other assets	**(232)**	–	–	–	–
Net earnings before income tax	**52,607**	51,232	(1,859)	40,298	38,676
Future income tax (recovery)	**(86,199)**	(12,722)	(14,457)	(9,917)	921
Net earnings after income tax	**$ 138,806**	$ 63,954	$ 12,598	$ 50,215	$ 37,755
Cash flow before change in non-cash working capital	**$ 174,878**	$ 136,038	$ 68,243	$ 90,253	$ 60,040
Capital expenditures	**(56,339)**	(22,931)	(11,867)	(4,328)	(5,663)
Asset retirement expenditures	**(684)**	(218)	(385)	(491)	(175)
Working capital adjustments	**28,505**	9,398	13,616	(3,455)	(11,792)
Distributions to unitholders	**$ 146,360**	$ 122,287	$ 69,607	$ 81,979	$ 42,410
Distributions per Trust Unit	**$ 2.76**	$ 2.85	$ 2.16	$ 3.40	$ 2.76
Long term debt	**$ 182,147**	$ 121,691	$ 115,283	$ 122,459	$ 57,381
Unitholders' equity	**$ 515,944**	$ 364,215	$ 264,887	$ 261,213	$ 117,555
Total assets	**$ 826,797**	$ 614,149	$ 507,824	$ 519,496	$ 240,251
Trust Units outstanding at year end	**54,141**	44,343	33,194	29,118	16,829
Average Trust Units outstanding during year	**52,209**	41,595	31,677	24,005	14,167
Trading History					
High	**$ 23.98**	$ 18.99	$ 15.95	$ 18.70	$ 18.50
Low	**$ 16.51**	$ 14.80	$ 10.00	$ 11.85	$ 9.90
Close	**$ 21.49**	$ 18.64	$ 15.15	$ 13.97	$ 17.00
Volume (millions of units)	**44.0**	37.3	25.0	27.1	9.0

[1] *2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.*

OPERATIONS

	2004	2003	2002	2001	2000
Daily production					
Oil (bbl/d)	**2,381**	2,023	2,054	2,013	1,402
Natural gas (mmcf/d)	**86.6**	74.9	64.2	61.6	35.7
Natural gas liquids (bbl/d)	**3,125**	2,252	1,454	1,288	962
Oil equivalent (boe/d)	**19,933**	16,749	14,214	13,564	8,312
Natural gas percentage of total production	**72%**	74%	75%	76%	72%
Average sales price (after hedging)[1]					
Oil ($/bbl)	**$ 43.14**	$ 37.95	$ 36.31	$ 35.67	$ 41.95
Natural gas ($/mcf)	**$ 7.06**	$ 7.00	$ 4.32	$ 5.80	$ 5.45
Natural gas liquids ($/bbl)	**$ 40.24**	$ 33.65	$ 26.59	$ 29.59	$ 34.52
Oil equivalent ($/boe)	**$ 42.14**	$ 40.42	$ 27.50	$ 34.48	$ 34.44
Proved plus probable reserves					
Oil and natural gas liquids (mbbls)	**18,783**	15,236	11,893	12,044	9,361
Natural gas (bcf)	**307.6**	253.0	210.0	210.8	151.3
Oil equivalent (mboe)	**70,052**	57,395	46,890	47,171	34,583

[1] *2004 and 2003 oil and natural gas sales and average prices are stated before transportation costs.*

Unitholders' Information

DISTRIBUTION SCHEDULE

The amount of each distribution is announced mid-month for payment on the 15th of the following month. Distributions are paid to all unitholders of record on the last day of the month, which is known as the "record date." All purchases of units must be registered by the record date in order for the unitholder to qualify for that month's distribution.

To ensure adequate time for the registration of new units by the record date, new purchases must be completed before the "ex-distribution date." The ex-distribution date is typically two business days before the last business day of the month.

Distributions are announced by news release issued mid-month. The specific timing of both the record date and the ex-distribution date are included.

2004 DISTRIBUTIONS
($ per unit)



$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
0.69
0.69
0.69
0.69
2.76
Q1
Q2
Q3
Q4
04

Distributions are paid in Canadian funds directly to registered unitholders, or to the broker holding the units of non-registered unitholders.

TAXES

The following tax information is not specific to individual circumstances and unitholders should consult with a tax specialist.

Canada

For Canadian tax purposes a portion of each distribution is taxable as "other income" while the remainder is deferred as a return of capital. The return of capital portion is used to adjust the investor's cost base when units are sold to assist in determining capital gains or losses. See page 33 for a detailed breakdown of 2004 tax information.

United States

For US tax purposes a portion of each distribution is taxable as a "qualified dividend" and the remainder is considered a return of capital. The return of capital portion is used to reduce the cost base of the units for calculating capital gains or losses when the units are sold. See our website, www.shiningbank.com, for complete US tax details.

Non-resident Withholding Tax

Non-residents of Canada will have a Canadian government withholding tax applied to all distributions. The withholding tax rate is typically 15% for residents of the US and most European and Commonwealth countries. If your country of residence does not have a tax treaty with Canada the percentage of tax withheld will vary.

CALCULATING TOTAL RETURN

Total return takes into account how much you have received in cash distributions and any increase or decrease in unit price.

To calculate: Subtract the unit price at year-end 2003 from the year-end price in 2004. Add 2004 distributions. Then divide by the 2003 year-end price.

Unit price as at:	
December 31, 2004	$ 21.49
December 31, 2003	18.64
	$ 2.85
Add 2004 distributions	2.76
	$ 5.61
Total return – Divide by $18.64	30%

DISTRIBUTION REINVESTMENT PLAN

Our Distribution Reinvestment Plan (DRIP) allows Canadian investors to automatically have their monthly cash distributions used to buy additional units. Additional contributions of up to $1,000 a month can also be made through the plan.

For more information contact your broker or the Fund's trustee:
Computershare
Toll Free: 1-800-564-6253

WHO TO CONTACT

Questions regarding your units or your investment account? Administrative questions concerning your units or investment account should be directed to your broker or to the trustee of the Fund:
Computershare
Toll Free: 1-800-564-6253

WOULD YOU LIKE TO RECEIVE SUPPLEMENTAL INFORMATION?

You can receive copies of annual and quarterly reports via mail; or news releases via email or fax. Simply fill out and return the enclosed card to Shiningbank or contact Investor Relations:
Shiningbank Energy Income Fund
Toll Free: 1-866-268-7477
irinfo@shiningbank.com

QUESTIONS ABOUT SHININGBANK?

If you have questions about operations, new developments, or are looking for historical data visit our website, **www.shiningbank.com**, or contact Investor Relations:
Shiningbank Energy Income Fund
Toll Free: 1-866-268-7477
irinfo@shiningbank.com

LOOKING FOR THE LATEST NEWS?

Announcements and news releases are posted on our website as soon as they are available to the public:
www.shiningbank.com

Corporate Information

HEAD OFFICE

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

TRUSTEE

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: SHN.UN

BOARD OF DIRECTORS

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

OFFICERS

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

Gregory D. Moore
Vice President, Operations

Terry P. Prokopy
Vice President, Land

Richard W. Clark
Corporate Secretary

Alan G. Glessing
Controller

NOTICE OF MEETING

The Annual General and Special Meeting of the unitholders of Shiningbank Energy Income Fund and the Annual General Meeting of Shiningbank Energy Ltd. will be held on Tuesday, May 10, 2005 beginning at 3:00 p.m. MDT at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, Canada. Unitholders are encouraged to attend. Those unable to attend are asked to complete and return their Form of Proxy. See the Proxy Form for voting options.

OUR EMPLOYEES AND CONSULTANTS

Mark Adams
Pabla Andaur
Laura Bailes
Allison Bannon
Chad Beauliua
Susan Belcher
Brad Benesch
Al Bessel
Dennis Betts
Jason Bosma
Irvin Bouck
Robert Bougie
Lindsay Boyce
Irene Britton
Judy Britton
Debbie Carver
S. Ken Chalmers
Sandy Cunningham
Marcia Dee
Bill DeGroot
Olga Deriabina
Andy Dezaeyer
Judy Donaldson
Shirley Dunn
Richard Erick
Doug Errico
Barbara Farrell
Dave Fitzpatrick
Jim Fry
Trevor Ford
Angie Furdievich
Marilyn Gardener
Bruce Gawalko
Don Geherman
Bruce Gibson
Andy Gilbreath
Ian Gillies
Al Glessing
Brad Granley
Richelle Gravestock
Mark Gray
Indy Grewal
Joanne Halligey
Trevor Hans
Margaret Heinermann
Dave Hendrickson
Kari Herman
Jeannette Hibbert
Paul House
Bill Hughes
Andrea Huitema
Connie Hutchison
Kelly Jahner
Line Johnson
Lyall Johnston
Paul Johnston
Harold Junck
Tara Kaupp
Jerry Keeler
Sonia Kelly
Doug Kidd
Les Kingdon
Tom Kokotailo
Kyle Labossiere
Darcy Lamoureux
Darren Larsen
Gary Laturnus
Deb Laval
Shareen Lawrence
George Mahan
Julian Mamo
Ian Martinot
Kathy Matheson
Joe McAvoy
Jim McBeth
Debbie McBride
Jim McIntosh
Shirley McKinnon
Gord McLean
Harold McLean
Rob Miller
Dwayne Mindus
Greg Moore
Ben Morris
Ken B. Morrison
Brenda Mychasiuk
Joe Ollenberger
Samira O'Neal
Brian Ontko
Darrel Orton
Roger Palmer
Miruna Palosanu
Fadia Paré
Brenda Parker
Chantelle Poncelet
Dianne Poncelet
Paul Prociuk
Terry Prokopy
Garry Randal
Bruce Richert
Terry Robichaud
Glenda Ross
Greg Ross
Dave Russell
Luc Sabourin
Kristine Schindel
Jeff Schmidt
Irving Scott
Laura Silbernagel
Malcolm Sills
Darrell Spink
Brad Stack
Terry Stasiuk
Dorsey Sunderland
Bruce Thornhill
Eric Tjostheim
Ken Veres
Ed Wall
Bill Warren
Aaron Watt
Dan Williams
Donna Wilson
Rose Wong
Cory Yee
Christopher Zruna

ABBREVIATIONS

bbl	barrels of oil or natural gas liquids
bcf	billion cubic feet of natural gas
boe	barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)
/d	per day
mbbl	thousand barrels
mmbbl	million barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mmcf	million cubic feet of natural gas
mmbtu	million British thermal units
NGL	natural gas liquids
tcf	trillion cubic feet of natural gas

A NOTE ABOUT BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.



SHININGBANK ENERGY INCOME FUND

Suite 1310, 111 – 5th Avenue S.W.

Calgary, Alberta T2P 3Y6

Tel: (403) 268-7477

Fax: (403) 268-7499

Toll free: (866) 268-7477

Printed in Canada